UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 001-40527

DIGIHOST TECHNOLOGY INC.

(Exact Name of Registrant as Specified in Its Charter)

18 King Street East, Suite 902, Toronto, Ontario, Canada M5C 1C4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 24, 2022, the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval (SEDAR) the (i) 2022 Annual General and Special Meeting of Shareholders Notice-and-Access Notification to Shareholders, (ii) Notice of Annual General and Special Meeting of Shareholders, (iii) Notice of Meeting and Management Information Circular and (iv) Form of Proxy for Annual General Meeting and Special Meeting of Shareholders, copies of which are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and which are incorporated herein by reference.

On July 29, 2022, the Registrant filed with SEDAR the Reporting of Voting Results, a copy of which is attached hereto as Exhibit 99.5, and which is incorporated herein by reference.

Exhibits

Exhibit No.	Description

99.1	2022 Annual General and Special Meeting of Shareholders Notice-and-Access Notification to Shareholders
99.2	Notice of Annual General and Special Meeting of Shareholders
99.3	Notice of Meeting and Management Information Circular
99.4	Form of Proxy for Annual General Meeting and Special Meeting of Shareholders
99.5	Report of Voting Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGIHOST TECHNOLOGY INC.

By:	/s/ Michel Amar
	Name:	Michel Amar
	Title:	Chief Executive Officer

Date: August 15, 2022

2